One Corporate Center Rye, NY 10580-1422 t 914.921.5100 GABELLI.COM

August 4, 2017

Mr. Kenneth Ellington

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F. Street, N.E.

Washington, DC 20549

Re:	Gabelli Capital Series Funds, Inc. (the “Registrant”)
File No. 811-07644

Dear Mr. Ellington:

This letter responds to your comments communicated to the undersigned with respect to the report on Form NSAR-B (the “Form NSAR-B”), which was filed with the Securities and Exchange Commission (the “Commission”) on February 24, 2017 (SEC Accession No. 0000940400-17-000095) and the Annual Report on Form N-CSR (the “Annual Report”), which was filed with the Commission on March 8, 2017 (SEC Accession No. 0001193125-17-074581).

The Registrant’s responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference.

Comment 1: With respect to Item 77(a) on Form NSAR-B, the Registrant marked Item 77(a) as “no” and did not include responses to Item 77(b) through 77(q). As the Accountant’s Report on Internal Control was included in the Registrant’s Form NSAR-B, the responses for Item 77(a) and 77(b) should have been marked “yes” and responses to Item 77(c) through 77(q) should have been provided. For future filings under Form NSAR-B, please mark Items 77(a) and 77(b) as “yes” and please include responses for all required items.

Response 1: Comment acknowledged. The Registrant respectfully submits that it will mark the applicable Items in future filings.

Comment 2: Please confirm that the Registrant’s disclosure of “100%” under Item 4(e)(2) on the Annual Report is accurate.

Response 2: The Registrant respectfully submits that the applicable Item should and will be noted as “N/A” in future filings.

Comment 3: Please confirm whether there are any open payables to the Directors for the period ending December 31, 2016. If so, those open payables should be disclosed separately in the Statement of Assets and Liabilities of the Annual Report in accordance with Rule 6-04(12) of Regulation S-X.

Response 3: The Registrant respectfully submits that there are no open payables to the Directors for the period ending December 31, 2016.

One Corporate Center Rye, NY 10580-1422 t 914.921.5100 GABELLI.COM

Comment 4: Please include a footnote in the Financial Highlights section of the Annual Report which notes that performance disclosed does not include fees and expenses imposed by variable insurance contracts and if those fees were included that performance would be lower.

Response 4: The Registrant respectfully submits that it will include the requested disclosure in future Semi and Annual Reports.

Comment 5: Please include disclosure related to the reimbursement of custody expenses in the Notes to the Financial Statements of the Annual Report.

Response 5: The Registrant respectfully submits that it received a one time reimbursement of custody expenses paid in prior years that its custodian overcharged it and many other investment company clients over a period of many years, and this fact has been disclosed in footnote (b) to the Financial Highlights table.

Comment 6: The link to the Annual Report on the Registrant’s website is linked to the Quarterly Report as of September 30, 2016, instead of the Annual Report as of December 31, 2016. Please update the link address.

Response 6: The Registrant respectfully submits that the link address has been updated.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (914) 921-5105. Thank you.

Sincerely,

/s/ Bruce N. Alpert
Bruce N. Alpert President